EXHIBIT 99.1

Galapagos reports positive topline results with selective TYK2 inhibitor GLPG3667 in Phase 1b psoriasis study

  Generally safe and well tolerated
  Positive efficacy signal in psoriasis patients at Week 4
  40% of patients showed improvement of at least 50% in PASI response (PASI 50) with high dose of GLPG3667 at Week 4
  Data support initiation of Phase 2b dose finding study in psoriasis

Mechelen, Belgium; 14 July 2021; 22.01 CET; regulated information - Galapagos NV (Euronext & Nasdaq: GLPG) reports positive topline results with tyrosine kinase 2 (TYK2) inhibitor GLPG3667 in a Phase 1b study in psoriasis patients. GLPG3667 was discovered by Galapagos.

Galapagos evaluated GLPG3667, a proprietary selective TYK2 compound, in a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with diagnosis of moderate to severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of four weeks. Main objectives were to evaluate the safety and tolerability of GLPG3667 as well as signs of clinical activity at Week 4.

GLPG3667 was well tolerated in this Phase 1b trial. One patient in the low dose group interrupted the study for one day for exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study. At Week 4, four out of 10 patients in the high dose group had a PASI1 50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The four responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4.

“We are pleased with the efficacy signal and safety profile observed with GLPG3667 in patients with psoriasis over a 4-week period,” said Dr. Walid Abi-Saab, Chief Medical Officer of Galapagos. “Based on these results, we aim to initiate a global Phase 2b program in psoriasis next year as part of a program to develop our selective oral TYK2 inhibitor GLPG3667 broadly in inflammatory indications.”

“The PASI 50 scores and other efficacy data after only four weeks of treatment, combined with the safety profile observed, are very supportive for moving this compound into a larger trial in psoriasis. People living with psoriasis remain in need of alternative treatments, especially oral ones,” said Prof. Dr. Diamant Thaci, Professor of Medicine at the Comprehensive Center for Inflammation Medicine, University of Lübeck, Germany.

Galapagos intends to submit study outcomes with GLPG3667 for publication at scientific conferences and in peer-reviewed medical journals.

GLPG3667 is an investigational drug and not approved by any regulatory authority. Its efficacy and safety have not been established.

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in clinical development in multiple diseases. Our pipeline comprises discovery through to Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

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Galapagos Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that ongoing and future clinical studies with GLPG3667 may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG3667 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties and that Galapagos’ estimations regarding its GLPG3667 development program and regarding the commercial potential of GLPG3667, may be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2020 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

1 Psoriasis Area and Severity Index; index used to express the severity of psoriasis. It combines the severity (erythema, induration and desquamation) and percentage of affected area